Exhibit 4.2

AMENDED AND RESTATED SHARE REDEMPTION PROGRAM

We have adopted an amended and restated share redemption program, or the share redemption program, to provide our existing eligible shareholders with limited, interim liquidity by enabling them to sell shares back to us prior to a liquidity event. Shareholders who have held their shares for at least one year and who purchased those shares from us or received the shares from us through a non-cash transaction, not in the secondary market, may, on a quarterly basis, present to us for redemption all or any portion of their shares. However, in the event that an eligible shareholder presents fewer than all of his or her shares to us for redemption, such shareholder must present at least 25% of his or her shares to us for redemption and must retain at least $5,000 of common shares if any shares are held after such redemption. At that time, we may, subject to the conditions and limitations described below, redeem such shares for cash to the extent that we have sufficient funds available from the proceeds received through our dividend reinvestment plan and, at the sole discretion of the board of trustees, other sources, to fund such redemption after the payment of dividends necessary to maintain our qualification as a REIT and to avoid payment of any U.S. federal income tax or excise tax on our net taxable income and other funding needs as determined by the board of trustees.

Subject to certain restrictions discussed herein, we may redeem shares, from time to time, at the following prices:

Share Purchase Anniversary	Redemption Price as a Percentage of Purchase Price
Less than 1 year	No Redemption Allowed
1 year	92.0%
2 years	93.5%
3 years	95.0%
4 and longer	100.0%

At any time that we are engaged in an offering of our common shares, the per share redemption price will not exceed the applicable per share offering price. Thereafter, the per share redemption price will be the applicable per share offering price paid until we conduct an annual valuation of our shares. After an annual valuation, the per share redemption price will be based on the then-current net asset value of our common shares as determined by our board of trustees (as adjusted for any share dividends, combinations, splits, recapitalizations and the like with respect to our common shares). Shares issued pursuant to our dividend reinvestment plan will be redeemed according to the above schedule at a price based upon the indicated percentage of the purchase price paid for such shares acquired through the dividend reinvestment plan. Our board of trustees will announce any purchase price adjustment and the time period of its effectiveness as a part of its regular communications with our shareholders.

Our board of trustees has delegated to our officers the right to waive the one-year holding period and pro rata redemption requirements described below in the event of the death, disability (as such term is defined in the Internal Revenue Code) or bankruptcy of a shareholder. Shares that are redeemed in connection with the death, disability or bankruptcy of a shareholder will be redeemed at the time of showing death, disability or bankruptcy and at 100% of the price at which the investor purchased such shares while the share redemption program is in effect and sufficient funds are available from the proceeds received through our dividend reinvestment plan or, at the sole discretion of the board of trustees, other sources. However, in the event that an eligible shareholder presents fewer than all of his or her shares to us for redemption, such shareholder must present at least 25% of his or her shares to us for redemption and must retain at least $5,000 of common shares if any shares are held after such redemption.

Redemption of shares, when requested, will be made quarterly and, in the event our available cash from the proceeds received through our dividend reinvestment plan or, at the sole discretion of the board of trustees, other sources, is insufficient to fund all redemption requests, each shareholder’s request will be reduced on a pro rata basis. Alternatively, if we do not have such funds available, at the time when redemption is requested, a shareholder can (i) withdraw his or her request for redemption, or (ii) ask that we carry over his or her request to the next quarterly period, if any, when sufficient funds become available. If a shareholder does not make a subsequent request, we will treat the initial redemption request as cancelled.

We are not obligated to redeem common shares under our share redemption program. During any calendar year, we will not redeem more than 5% of the weighted average number of shares outstanding during the prior calendar year. The aggregate amount of redemptions under our share redemption program is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our dividend reinvestment plan. However, to the extent that the aggregate proceeds received during any calendar year from the sale of shares pursuant to our dividend reinvestment plan are not sufficient to fund redemption requests pursuant to the 5% limitation outlined above, the board of trustees may, in its sole discretion, choose to use other sources of funds to redeem common shares. Such sources of funds could include cash on hand and cash available from borrowings. We cannot guarantee that any funds set aside for our share redemption program will be sufficient to accommodate any or all requests made in any year.

The board of trustees, in its sole discretion, may choose to terminate or otherwise amend the terms of the share redemption program or to reduce the number of shares purchased under the share redemption program if it determines the funds otherwise available to fund our share redemption program are needed for other purposes or it is in the best interests of our shareholders to increase our cash reserves. If we terminate, amend or suspend the share redemption program or reduce the number of shares to be redeemed under the share redemption program, we will provide 30 days’ advance notice to shareholders, and we will disclose the change in quarterly and annual reports filed with the SEC on Form 10-Q and Form 10-K.

A shareholder who wishes to have his or her shares redeemed must mail or deliver a written request on a form we provide, executed by the shareholder, its trustee or authorized agent, to the redemption agent, which is currently DST Systems, Inc. Within 30 days following the redemption agent’s receipt of the shareholder’s request, the redemption agent will forward to such shareholder the documents necessary to effect the redemption, including any signature guarantee we or the redemption agent may require. The redemption agent will effect such redemption for the calendar quarter provided that it receives the properly completed redemption documents relating to the shares to be redeemed from the shareholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem such shares. The effective date of any redemption will be the last date during a quarter during which the redemption agent receives the properly completed redemption documents. As a result, we anticipate that, assuming sufficient funds are available for redemption and we have not reached our 5% limitation, the redemptions will be paid no later than 30 days after the quarterly determination of the availability of funds for redemption.

You will have no right to request redemption of your shares should our shares become listed on a national securities exchange, the NASDAQ Global Select Market or the NASDAQ Global Market. Our share redemption program is only intended to provide potential interim liquidity for our existing shareholders until a secondary market develops for the shares, at which time the program would terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

The shares we redeem under our share redemption program will be returned to the status of authorized but unissued common shares.